PE 2-28-02

02017188

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February 2002

CanAlaska Ventures Ltd.
(Translation of registrant's name into English)

2303 West 41st Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F X Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes X No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-2131

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CanAlaska Ventures Ltd.
(Registrant)

Date: March 1, 2002

(Signature)*
Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

CanAlaska
Ventures Ltd. CDNX - CVV
OTCBB - CVVLF

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Toll Free 1-800-667-1870
(604) 685-1870 Fax: (604) 685-8045
Email: info@canalaska.com Website: www.canalaska.com

NEWS RELEASE **February 26, 2002**

Airborne Magnetic Survey Commenced on Otish Mountain Diamond Project

CanAlaska Ventures Ltd. ("CanAlaska") has contracted Terraquest Ltd of Mississauga, Ontario to complete a 2,700 line km airborne magnetic survey over its four main blocks in the Otish Mountain area of Quebec. The airborne survey is currently underway, with results expected in mid-March 2002.

The Otish Mountain area is the site of Canada's newest diamond rush. In November/December 2001 CanAlaska entered into negotiations to acquire a land position in the area of approximately 38,000 acres, which has recently been approved by the Quebec government. CanAlaska may earn a 100% interest in these properties.


Majescor/BHP
CanAlaska
Ashton/Soquem
33A15 Block
West Of Diamond
Bearing Kimberlites
Renard
23D13 Block
East of Diamond
Bearing Kimberlites
Majescor/BHP
Six Satellite Blocks
Along Structural Corridor
33A01 Block
North of Diamond
Bearing Kimberlite

The Otish properties are located proximal to the diamond bearing kimberlitic rock on the Ashton/Soquem Property and to Majescor's/BHP Portage Property which hosts abundant kimberlite indicator minerals. At present there are over 60 companies active within this area of Quebec. The rush has been fuelled by the latest announcement from Ashton Mining of Canada that drilling on the Renard targets intersected diamondiferous kimberlitic rock. The Renard lies between two of CanAlaska's properties 25 km SE of one and 35km NW of the other. As kimberlites often occur in clusters of up to a 100 km in size, CanAlaska's Management is confident that it has acquired favourable prospective ground based on a preliminary evaluation of both regional geophysical and geological data. The current airborne survey will assist in the delineation of targets for future ground follow-up.

On behalf of the board of directors

Harry Barr, President

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

NOTE: *Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."*

NOTE: *WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".*

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

February 26, 2002

Item 3: Press Release

A Press release dated and issued February 26, 2002 in Vancouver, BC through Stockwatch Market News and SEDAR.

Item 4: Summary of Material Change

Airborne Magnetic Survey Commenced on Otish Mountain Diamond Project

Item 5: Full Description of Material Change

See news release dated February 26, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officer

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

February 27, 2002
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

January 20, 2002

Item 3: Press Release

A Press release dated and issued January 20, 2002 in Vancouver, BC through Canadian Corporate News Wire Service, Stockwatch Market News, SEDAR and the Canadian Venture Exchange.

Item 4: Summary of Material Change

Property Acquisition in the Otish Mountain area of Quebec.

Item 5: Full Description of Material Change

Property Acquisition – see news release dated January 20, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___February 22, 2002___________
Date

"Taryn Downing"
____
Signature of authorized signatory

__Taryn Downing______________
Print name of signatory

__Corporate Secretary___________
Official capacity

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

January 15, 2002

Item 3: Press Release

A Bulletin was release by the Canadian Venture Exchange approving the Company's Private Placement announced November 22, 2001 in Vancouver, BC through Canadian Corporate News Wire Service, Stockwatch Market News, SEDAR and the Canadian Venture Exchange.

Item 4: Summary of Material Change

Private placement of 1,900,000 units. Each unit consisting of 1 common share of the Issuer and one Share Purchase Warrant. Warrant for a period of five years exercisable at a purchase price of $0.10.

Item 5: Full Description of Material Change

Private Placement final approval – see CDNX bulletin of January 15, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

February 6, 200
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

November 22, 2001

Item 3: Press Release

A Press release dated and issued November 22, 2001 in Vancouver, BC through Canadian Corporate News Wire Service, Stockwatch Market News, SEDAR and the Canadian Venture Exchange.

Item 4: Summary of Material Change

Private placement of up to 2,000,000 units. Each unit consisting of 1 common share of the Issuer and one Share Purchase Warrant. Warrant for a period of five years exercisable at a purchase price of $0.10.

Item 5: Full Description of Material Change

Private Placement – see news release dated November 22, 2001.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___February 6, 2002_____________
Date

"Taryn Downing"
____
Signature of authorized signatory

__Taryn Downing_______________
Print name of signatory

__Corporate Secretary___________
Official capacity

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

April 19, 2001

Item 3: Press Release

A Press release dated and issued April 19, 2001 in Vancouver, BC through Canadian Corporate News Wire Service, Stockwatch Market News, SEDAR and the Canadian Venture Exchange.

Item 4: Summary of Material Change

Property acquisition of the Wawa Diamond Project located in Northern Ontario.

Item 5: Full Description of Material Change

Property Acquisition – see news release dated April 19, 2001.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___February 22, 2002___________
Date

"Taryn Downing"

____
Signature of authorized signatory

__Taryn Downing______________
Print name of signatory

__Corporate Secretary___________
Official capacity